# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., CIK 0001847305
CUSIP: 87677F105
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 MUNOZ RIVERA AVE., AMERICAN INTERNATIONAL PLAZA, 10TH FLOOR, SAN JUAN, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,401,704; sole dispositive power 0; shared dispositive power 1,401,704; aggregate amount beneficially owned 1,401,704 (4.6% of the class)
  Comment: Box 13 - The percentages used herein are based upon 30,423,045 shares of common stock outstanding, which represents the shares of common stock outstanding as of September 30, 2024, according to the Issuer's Certified Shareholder Report (the "Shareholder Report") filed on form N-CSRS with the Securities and Exchange Commission on December 5, 2024.
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 3,467; shared voting power 1,405,171; sole dispositive power 0; shared dispositive power 1,405,171; aggregate amount beneficially owned 1,405,171 (4.6% of the class)
  Comment: Box 13 - The percentages used herein are based upon 30,423,045 shares of common stock outstanding as of September 30, 2024, as disclosed in the Shareholder Report.
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 189,490; sole dispositive power 0; shared dispositive power 189,490; aggregate amount beneficially owned 189,490 (0.6% of the class)
  Comment: Box 8 - Consisting of 189,490 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.
  
  Box 13 - The percentages used herein are based upon 30,423,045 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Shareholder Report.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 MUNOZ RIVERA AVE., AMERICAN INTERNATIONAL PLAZA, 10TH FLOOR, SAN JUAN, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on June 20, 2024, as amended by the Amendment No. 1 filed on June 27, 2024 and Amendment No. 2 filed on July 3, 2024 (collectively, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby supplemented to add the following paragraph: Ocean Capital intends to nominate director candidates to stand for election to the Board and to submit business proposals for consideration by the stockholders at the Issuer's 2025 annual meeting of stockholders.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (05/28/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (05/28/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (05/28/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (05/28/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (05/28/2025)
- Jose R. Izquierdo: /s/ Jose R. Izquierdo, Jose R. Izquierdo (05/28/2025)